UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 13, 2014

Commission file number 001-32953

ATLAS ENERGY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	43-2094238
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (412) 489-0006

(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (127 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (27 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 13, 2014, Atlas Energy, L.P. (“ATLS”) announced that, along with its midstream subsidiary, Atlas Pipeline Partners, L.P. (“APL”), the companies had entered into definitive agreements to be acquired by Targa Resources Corp. and Targa Resources Partners LP, respectively. ATLS also announced that immediately prior to the acquisition, ATLS will distribute to the ATLS unitholders 100% of the equity of an entity that will hold all of its non-midstream holdings. The press release announcing the transaction is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

On October 13, 2014, ATLS held an investor conference call regarding the transaction. The slide presentation for the conference call is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release of Atlas Energy, L.P., dated October 13, 2014.

99.2	Investor Presentation of Atlas Energy, L.P., dated October 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATLAS ENERGY, L.P.

	By:	Atlas Energy GP, LLC, its general partner

October 14, 2014	By:	/s/ Sean McGrath
Sean McGrath
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Atlas Energy, L.P., dated October 13, 2014.

99.2	Investor Presentation of Atlas Energy, L.P., dated October 13, 2014.